

October 21, 2010

Albert L. Lord
Vice Chairman and Chief Executive Officer
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

        Re: **SLM Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                File No. 1-13251

Dear Mr. Lord:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

                              Sincerely,

                              Michael Clampitt
                              Senior Counsel